EXHIBIT 99.1

Ultrapetrol Announces Results of Annual General Meeting of Shareholders

NASSAU, Bahamas, Oct. 18, 2011 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced the results of the annual general meeting of its shareholders.

At the meeting the following proposals were approved and adopted: 1) the approval of the audited financial statements and the Report of the Auditors thereon for the fiscal year ended December 31, 2010, 2) the re-election of the six directors of the Company, 3) the ratification of acts, proceedings and transactions of directors, officers and employees of the Company and 4) the indemnification of directors, officers and employees of the Company.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

The Ultrapetrol (Bahamas) Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=3164.

ULTR-G

CONTACT: The IGB Group
         Leon Berman
         212-477-8438
         lberman@igbir.com

         David Burke
         646-673-9701
         dburke@igbir.com